For the year ended (a) October 31, 1996
File number (c) 811-6391

                    SUB-ITEM 77J


Restatement of Capital Share Account

Reclassification of Capital Accounts  -  The  Fund
accounts and reports distributions to shareholders
in  accordance  with  the  American  Institute  of
Certified   Public  Accountants'    Statement   of
Position  93-2:  Determination,  Disclosure,   and
Financial   Statement  Presentation   of   Income,
Capital  Gain, and Return of Capital Distributions
by  Investment Companies. The effect  of  applying
this  statement was to increase undistributed  net
investment  income by $ 970,112, increase  paid-in
capital  in  excess  of par  by  $  4,863,161  and
decrease  accumulated  net  realized  gains  by  $
5,833,273  for  differences in the  treatment  for
book  and  tax  purposes of  certain  transactions
involving   foreign  securities,  currencies   and
withholding taxes. Net investment income, net realized gains and net assets were not affected by this change.